FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 April 2011

GRUPO FINANCIERO HSBC, S.A. DE C.V. TO SELL HSBC AFORE, S.A. TO PRINCIPAL FINANCIAL GROUP, S.A. DE C.V.

Grupo Financiero HSBC, S.A. de C.V. has signed an agreement to sell HSBC Afore, S.A. de C.V., its pension funds management business, to Principal Financial Group, S.A. de C.V. ('Principal') for a cash consideration of Mexican Pesos 2,360m (approximately US$198m).

Grupo Financiero HSBC and Principal will work together to ensure a smooth transition and have agreed to establish an exclusive distribution agreement, under which Principal will continue the sale and servicing of its pension fund products through the Grupo Financiero HSBC retail banking network in Mexico.

The transaction, which is subject to regulatory approvals, is expected to be completed in the third quarter of 2011.

Media enquiries to:
Roy Caple	+5255 5721 6060	Roy.Caple@hsbc.com.mx
Head of Public Affairs, HSBC Latin America and the Caribbean
Lyssette Bravo	+5255 5721 2888	Lyssette.Bravo@hsbc.com.mx
Head of Public Affairs, HSBC Mexico

Note to editors:

HSBC Afore, S.A. de C.V. is fully owned by Grupo Financiero HSBC, S.A. de C.V., one of the leading financial groups in Mexico with 1,144 branches, 6,331 ATMs, approximately eight million total customer accounts and more than 20,000 employees.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as the world's local bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 12 April, 2011